UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Stellus Private Credit BDC

(Name of Subject Company (Issuer))

Stellus Private Credit BDC

(Names of filing Person (Offeror and Issuer))

Shares of Beneficial Interest, Par Value $0.01 per share

(Title of Class of Securities)

Robert T. Ladd

Chief Executive Officer

4400 Post Oak Parkway, Suite 2200

Houston, Texas 77027

(713) 292-5400

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing person)

Copy to:

Stephani M. Hildebrandt, Esq.

Eversheds Sutherland (US) LLP

700 Sixth Street, NW

Washington, DC 20001

(202) 383-0100

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 2 supplements and amends the Amendment No.1 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on December 4, 2024, by Stellus Private Credit BDC, a Delaware statutory trust (the “Company,”  “our,” “we,” or “us”), in connection with the offer by the Company to purchase 469,749 shares (the “Shares”) of our issued and outstanding common shares of beneficial interest, par value $0.01 per share (“Common Shares”). The tender offer was made upon and subject to the terms and conditions set forth in the Offer to Purchase, dated December 4, 2024, and the related Letter of Transmittal (together, the “Offer”). The Offer expired at 11:59 P.M., Eastern Time, on December 27, 2024 and approximately 132,978 Shares were validly tendered and not withdrawn pursuant to the Offer as of such date. The Company purchased all Shares validly tendered and not withdrawn at a price equal to $15.04 per Share for an aggregate purchase price of approximately $1,999,989.12.

ITEM 12(b). FILING FEE

Filing Fee Exhibit

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 30, 2024

STELLUS PRIVATE CREDIT BDC

By:	/s/ W. Todd Huskinson
	Name:	W. Todd Huskinson
	Title:	Chief Financial Officer, Chief Compliance Officer, Treasurer and Secretary